FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC
Exact name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Form 8-K, September 24, 2003 GMACM Mortgage Pass-Through Certificates Series 2003-J5

333-104662
SEC File Number, if available

Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

03033856

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Credit Suisse First Boston LLC Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to Rule 311(h) of Regulation S-T.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: Patricia C. Taylor
Name: Patricia C. Taylor
Title: Vice President

Dated: September 25, 2003

EXHIBIT 99.1
(attached hereto)

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg CMO

66 <GO> GMACM 2003-J5 A1 BCC0C7QA1 CMO: 4.75% LEGAL MTY N/A ADV:<PAGE> NO Notes 88 <Go>

65 <GO> 5.220(178)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	9/30/03: 222,412,500 9/25/03: 222,412,500 factor 1.000000000000	next pay 10/25/03 (monthly) rcd date 9/30/03 (24 Delay) accrual 9/ 1/03- 9/30/03	30/360 Cashflows created 8/21/03 1stProj 10/25/03 ASSUMED collateral

9/30/03 QUOTED

YIELD TABLE

Vary PRICE 32	Px 250	100	200	300	400		
	250 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
100	4.718	4.737	4.725	4.712	4.699		
AvgLife	4.81	6.57	5.30	4.39	3.73		
Mod Dur	4.01	5.26	4.36	3.71	3.22		
DateWindow	10/03- 7/25/18	10/03- 7/25/18	10/03- 7/25/18	10/03- 7/25/18	10/03- 7/25/18		
Spread I	+167/AL	+123/AL	+152/AL	+187/AL	+218/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 10:40						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.94	1.01	1.60	2.12	3.14	4.29	5.21

Format# 1-YT 3y 100-23 5y 99-30

```
-------------------------------------------------
$        VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
-------------------------------------------------
$           DEAL: GMAC03-J5BBG
$        PRICING: PSA 250
$     SETTLEMENT: 20030930
-----------------------------------------
-----------------------------------------
$                  BLOCK: 1
!{          TRANCHE NAME: A1 }
$        ORIGINAL_AMOUNT: 222,412,500.00
$         CURRENT_FACTOR:     1.000000000
$         CURRENT_COUPON:     4.750000000
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20030901
$     FIRST_PAYMENT_DATE: 20031025
$      NEXT_PAYMENT_DATE: 20031025
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
$                  BLOCK: 2
!{          TRANCHE NAME: B1 }
$        ORIGINAL_AMOUNT: 2,587,500.00
$         CURRENT_FACTOR:     1.000000000
$         CURRENT_COUPON:     4.750000000
$         PRINCIPAL_FREQ: 12
$          PAYMENT_DELAY: 24
$             DATED_DATE: 20030901
$     FIRST_PAYMENT_DATE: 20031025
$      NEXT_PAYMENT_DATE: 20031025
$         ACCRUAL_METHOD: THIRTY_360
-------------------------------------------------
-------------------------------------------------
-------------------------------------------------
$                TRANCHE: 1
$                   NAME:          "A1"
$                  CSORT:             1
$                   TYPE:
$           RECORD_DELAY:            24
$    COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$                TRANCHE: 2
$                   NAME:          "B1"
$                  CSORT:             2
$                   TYPE:
$           RECORD_DELAY:            24
$    COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
```

```
------------------------------------------------------
$     END_TRANCHES:
------------------------------------------------------
------------------------------------------------------
     END OF BOND FILE
***************************************************
$          VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
------------------------------------------------------
$    AGENCY_LIST:      Type   Factor Date    P/Y Delay     BV Delay
                    WHOLE 20030925 55 56
-------------------------------------------------------------------
-------------
$     ASSUMED_POOLS:
-------------------------------------------------------------------
-------------
!G Pool Number  Pool Type    NET-CPN CURR--FACT ORIG--BALANCE  PY-F
EE  BV-FEE PY/BV/BLN-W AGE
-------------------------------------------------------------------
-------------
   M 1 WHOLE XX/XX  4.750000000 1.00000000 225000000.00  0.47000000
0  0.000000000 178 360 178 2
-------------------------------------------------------------------
-------------
!This information is being provided in response to your specific re
quest for information. The information has been prepared and
!furnished to you solely by
!CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer
of the Securities or any of its affiliates. The preliminary
!description of the under-
!lying assests has not been independently verified by CSFBC. CSFBC
is not acting as agent for the Issuer or its affiliiates in
!connection with the proposed
!transaction. All information contained herein is preliminary, limi
ted in nature and subject to completion or amendment. CSFBC
!makes no representation that
!the above referenced seurity will actually perform as described in
 any scenario. The above analysis alone is not intended to be a
!prospectus and any
!investment decision with respect to the security should be made by
 you based solely upon the information contained in the final
!prospectus. Under no
!circumstances shall the information presented constitute an offer
to sell or solicitation of an offer to by nor shall there be any
!sale of securities in
!any jurisdiction in which such offer, solicitation or sale would b
e unlawful prior to registration or qualification under the
!securities laws of such
!jurisdiction. The securities my not be sold nor may an offer to bu
```

y be accepted prior to the delivery of a final prospectus
!relating to the securites.

AC03-J5BBG 30 year 4.8's User ID: bchin Deals Directory: /home/bchin/intexdeals

C TABLES REPORT Date: 08/21/2003 16:58:25 CMO Desk

lement Date: 9/30/2003 WHOLE 30 year WAC: 5.22 WAM: 178.00 Pricing Speed: 250 PSA

l: GMAC03-J5BBG Bond Name: COLLAT

Months 480	PSA 0	PSA 100	PSA 250	PSA 400	PSA 500
Date	COLLAT	COLLAT	COLLAT	COLLAT	COLLAT
9/30/2003	100.00	100.00	100.00	100.00	100.00
9/25/2004	95.41	93.79	91.34	88.89	87.24
9/25/2005	90.58	85.38	77.81	70.51	65.78
9/25/2006	85.49	75.83	62.61	50.84	43.76
9/25/2007	80.12	66.81	49.88	36.21	28.71
9/25/2008	74.47	58.37	39.40	25.58	18.68
9/25/2009	68.52	50.48	30.82	17.89	12.03
9/25/2010	62.25	43.11	23.80	12.35	7.65
9/25/2011	55.64	36.22	18.08	8.39	4.79
9/25/2012	48.68	29.79	13.45	5.58	2.93
9/25/2013	41.35	23.79	9.71	3.60	1.74
9/25/2014	33.63	18.18	6.71	2.23	0.99
9/25/2015	25.49	12.96	4.32	1.28	0.53
9/25/2016	16.92	8.08	2.44	0.65	0.24
9/25/2017	7.89	3.54	0.97	0.23	0.08
7/25/2018	0.00	0.00	0.00	0.00	0.00
e Life (Yrs)	8.39	6.59	4.84	3.76	3.27

ACO3-J5BBG 30 year 4.8's User ID: bchin Deals Directory: /home/bchin/intexdeals

: TABLES REPORT Date: 08/21/2003 16:58:25 CMO Desk

ement Date: 9/30/2003 WHOLE 30 year WAC: 5.22 WAM: 178.00 Pricing Speed: 250 PSA

l: GMAC03-J5BBG Bond Name: A1

Months 480	PSA 0	PSA 100	PSA 250	PSA 400	PSA 500
Date	A1	A1	A1	A1	A1
9/30/2003	100.00	100.00	100.00	100.00	100.00
9/25/2004	95.41	93.77	91.30	88.81	87.14
9/25/2005	90.58	85.32	77.66	70.27	65.49
9/25/2006	85.49	75.72	62.34	50.43	43.28
9/25/2007	80.12	66.65	49.52	35.70	28.11
9/25/2008	74.47	58.18	39.00	25.01	18.03
9/25/2009	68.52	50.29	30.42	17.36	11.45
9/25/2010	62.25	42.92	23.43	11.90	7.18
9/25/2011	55.64	36.05	17.77	8.03	4.43
9/25/2012	48.68	29.64	13.20	5.32	2.70
9/25/2013	41.35	23.67	9.53	3.44	1.60
9/25/2014	33.63	18.09	6.59	2.12	0.91
9/25/2015	25.49	12.89	4.24	1.22	0.48
9/25/2016	16.92	8.04	2.40	0.62	0.23
9/25/2017	7.89	3.53	0.95	0.22	0.07
7/25/2018	0.00	0.00	0.00	0.00	0.00
e Life (Yrs)	8.39	6.57	4.81	3.73	3.23

MAC03-J5BBG 30 year 4.8's User ID: bchin Deals Directory: /home/bchin/intexdeals

EC TABLES REPORT Date: 08/21/2003 16:58:25 CMO Desk

ettlement Date: 9/30/2003 WHOLE 30 year WAC: 5.22 WAM: 178.00 Pricing Speed: 250 PSA

eal: GMAC03-J5BBG Bond Name: B1

Months 480	PSA 0	PSA 100	PSA 250	PSA 400	PSA 500
Date	B1	B1	B1	B1	B1
9/30/2003	100.00	100.00	100.00	100.00	100.00
9/25/2004	95.41	95.41	95.41	95.41	95.41
9/25/2005	90.58	90.58	90.58	90.58	90.58
9/25/2006	85.49	85.49	85.49	85.49	85.49
9/25/2007	80.12	80.12	80.12	80.12	80.12
9/25/2008	74.47	74.47	74.47	74.47	74.47
9/25/2009	68.52	67.26	65.28	63.15	61.64
9/25/2010	62.25	59.62	55.58	51.44	48.61
9/25/2011	55.64	51.35	45.08	39.03	35.13
9/25/2012	48.68	42.76	34.64	27.43	23.12
9/25/2013	41.35	34.14	25.01	17.71	13.75
9/25/2014	33.63	26.10	17.29	10.95	7.83
9/25/2015	25.49	18.60	11.14	6.31	4.15
9/25/2016	16.92	11.60	6.29	3.18	1.93
9/25/2017	7.89	5.09	2.49	1.13	0.63
7/25/2018	0.00	0.00	0.00	0.00	0.00
ve Life (Yrs)	8.39	7.95	7.41	6.98	6.74

CMO Desk — Deal Summary Report — GMAC03-J5BBG 30 year 4.8's

Date:08/21/2003 16:56:53
Closing Date: 9/30/2003
First Pay:10/25/2003

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 30 year Pricing Speed: 250 PSA
WAC:5.22 WAM:178.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Yield Margin	Price %	Description	Cap	Mult	Bal %
A1	222,412,500.00	4.75000	10/03- 7/18	4.81		0.00			"Senior Bond, 98.85 perc			98.85
B1	2,587,500.00	4.75000	10/03- 7/18	7.41		0.00			"Sub. Bond, 1.15 percen			1.15
Tot: 2	225,000,000	4.75000		4.84								

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	225.000	4.750	PSA 250	178	2	860.938	5.220
# 1	225.000	4.7500		178.0	2.0	860.938	

Yield Curve

Yr
Yld

This information is being provided in response to your specific request for information. The information has been prepared and furnished to you solely by CREDIT SUISSE FIRST BOSTON CORPORATION (CSFBC) and not the Issuer of the Securities or any of its affiliates. The preliminary description of the underlying assests has not been independently verified by CSFBC. CSFBC is not acting as agent for the Issuer or its affiliiates in connection with the proposed transaction. All information contained herein is preliminary, limited in nature and subject to completion or amendment. CSFBC makes no representation that the above referenced seurity will actually perform as described in any scenario. The above analysis alone is not intended to be a prospectus and any investment decision with respect to the security should be made by you based solely upon the information contained in the final prospectus. Under no circumstances shall the information presented constitute an offer to sell or solicitation of an offer to by nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities my not be sold nor may an offer to buy be accepted prior to the delivery of a final prospectus relating to the securites.